Altair Retweeted

Altair
@altairdottv

ICYMI: We launched a @Wefunder campaign yesterday! We wanted to give our base the opportunity to invest in us, as it aligns with our mission of being focused on who we care about—our communities. 💫

💖 Campaign: wefunder.com/altair
💼 Disclosure: help.wefunder.com/en_US/testing-...


Altair
Stream and create without sacrificing your mental health.
Fiona
Tell us a little bit about yourself!

Invest in Altair: A mental wellness-focused live streaming service for all typ...
A mental wellness-focused live streaming service for all types of creators.
wefunder.com

10:06 AM · Jul 2, 2021 · Twitter for Mac

50 Retweets **9** Quote Tweets **67** Likes

Altair
@altairdottv

It's our 1st birthday! 🥳

With four months to go until November, we're taking a look back at the year that was. We're also proud to announce that we're giving you a chance to invest in Altair on @Wefunder!

✍️ Post: blog.altair.tv/happy-birthday...
💖 Campaign: wefunder.com/altair


HAPPY FIRST BIRTHDAY
Altair
A mindfully-designed streaming service that you can invest in.

Happy Birthday Altair, you're on Wefunder
Today, on Altair's first birthday, we take a look at the year that was, the road ahead of us, as well as a way for you to get involved in the growth of Altair ...
blog.altair.tv

11:22 AM · Jul 1, 2021 · Twitter for Mac

55 Retweets **10** Quote Tweets **120** Likes

Altair @altairdottv · Jul 1
Replying to @altairdottv
💼 Required Legal Disclosures: help.wefunder.com/en_US/testing-...
3 12

Altair Back to Altair.tv

COMPANY

Happy Birthday Altair, you're on Wefunder

Today, on Altair's first birthday, we take a look at the year that was, the road ahead of us, as well as a way for you to get involved in the growth of Altair as a whole.

Bryan Veloso


HAPPY FIRST BIRTHDAY
Altair
A mindfully-designed streaming service that you can invest in.

Anybody that knows me knows that I'm a big fan of nostalgia. I like to look back to past experiences—both good and bad—to get a sense of where I've been, how far I've come, and where I'm headed. It's one of the few ways I have to see through a blind mind's eye. Days like today are quite special to me—as birthdays are the perfect opportunity to take a look at a year that was and the year to come.

> Bryan Veloso @avalonstar
> Anybody know how to start a streaming service? Asking a for a friend.
> 10:30 PM · Jun 22, 2020
> Copy link to Tweet

A Look Back

When the eight of us came together last year, our vision of Altair was for it to be a company that *stood independent*, a company that *challenged the status quo*, and a company that *understood its user base*. We've talked a lot about the ethos of the company, both here and on Twitter. So I'll be taking this time to look back at these three points.

Understanding Our User Base

I dislike using the "by ____, for ____" cliche, but I feel it's apt here.

All eight of us at some point in time have streamed. Two of us did that full-time for 4+ years. One of us is still pursuing that career. We have—personally or by close association—been exposed to the mental trials, tribulations, and guilt that can accompany being a creator. It's a shared experience that has informed and driven our product decisions as we head towards our debut season. We're actively interviewing creators about their experiences to fill in knowledge gaps.

With the help of our Visionaries—our earliest supporters—we have heavily invested in making sure we're actively learning from industry events, and reaffirming or shifting our design decisions if necessary.

In some ways, our goal of shifting the mindset of the industry is a tougher goal than staying afloat as a business. Any business can make money. But we're out to prove that there can be a future where a creator can stream with minimal guilt, and minimal anxiety without jeopardizing their income. We want this future for us, for our friends, and for the industry as a whole.

Challenging the Status Quo

Most of the last year has been an exercise in learning to be **holistic**. In this respect, we're borrowing from the medical definition of the word: "*taking into account mental and social factors, rather than just the symptoms of a disease.*"

> *"... I like the way you're all questioning everything."*

That's paraphrased, but it's from a brilliant individual we recently brought on as an advisor on our video infrastructure. Every aspect of the product and the business questions what currently exists:

- *Metrics* can cause anxiety if the creator doesn't have the proper mental tools to handle them. So, they're opt-in and accompanied by mindful messaging and educational resources.
- Bad actors cause stress and anxiety to both a creator and their community. So, our authentication and permissions systems serve as methods to lock out bad actors. Not only in the given community, but if necessary, all the communities that a creator's staff moderate.
- Social media advertising is intrusive and it exploits users and their data. Depending on cuts from creator subscriptions shoves them into what is essentially the gig economy, working more hours just to make ends meet. So, we challenged ourselves to find a business model whose ultimate goal is to separate those concerns. As long as the business can stay afloat (with what we've deemed the *Altair Membership*), it will be our mission to make sure creators receive what they've earned.
- ... and more.

Standing Independent

We're still a mostly bootstrapped and independently-owned operation. Like other companies that have inspired us over the years, we worked extremely hard to make sure that we could make it to *Season 1*, with a product and a company we were proud of.

Those who have invested in us, like my old colleague Zach Holman, have opted to join us under different terms than most angels would be used to. It's that open-mindedness to the way business *can* be done that inspires the team that all of this is possible.

Being independent is of the utmost importance to us, because it allows us to focus on our outlined mission. We're working within set restrictions, now. We're having to rethink the way we deliver video at a lower cost before we achieve critical mass, etc. We chose not to take millions of dollars in venture capital funding because we dislike what we've seen that money do to companies we love. Our word is our bond, our mission is our strength, and our voice should stay ours.

On this track, we'll launch *eventually*. Dave's our designer. Cody's working on our video and chat infrastructure. I'm doing frontend and backend engineering, which I'll be handing off to our newest team member Raúl starting tomorrow. But one of the lessons I've learned from Zach is that an unlaunched product after a year-and-a-half of working on it is at a higher risk to fold.

Streaming's an expensive industry to break into, and there's a definite risk of us burning out before the finish line. While we still have money in the bank, we want to cross that pre-season line in November. So, we'll need a little help.

That's where you come in.

Hello Wefunder

Today, we're happy to announce our debut on Wefunder. Wefunder is like Kickstarter, but instead of buying a to-be-developed *product*, you're investing in a developing company.

> **Invest in Altair: A mental wellness-focused live streaming service for all types of creators. | Wefunder**
> Altair on Wefunder



Head to the Wefunder to learn more about the campaign! You'll find all the relevant information there.

Don't worry if you can't invest. There are multiple ways to grow a business like ours. One way is our Visionary program. Another is one of the hardest to achieve these days: proper visibility. Tell your friends and your favorite creators about our mission, etc! Every little bit helps. We've made it this far purely from word-of-mouth.

A Look Ahead

Our debut on Wefunder is a huge step for us, because it gives people like you the chance to have a real effect on the future of Altair. It aligns with our mission, and more importantly, the people aligned with that mission.

We have a busy four months ahead of us as we work hard on what we're calling the *Pre-season*, or what we consider minimally viable. The team and our Visionaries will be streaming live on Altair starting then, and we'll be taking that time to stress test our systems and dogfood our product. After that, we'll throw the doors open for other creators to stream with *Season 1* and our journey will truly begin from there.

The last year has been a whirlwind of emotions for this team, and as a first-time designer-founder/CEO, I couldn't be prouder of the people we've brought together to bring this to you. We all believe in the mission we've set wholeheartedly, and ask for your patience for just a little longer as we finish putting the product together.

Thank you for believing in us. Thank you for beliving in Altair. 💫

Raúl Sáez joins Team Altair

Bryan Veloso

On Mental Health and Creator Wellness

On Mental Health and Creator Wellness

Andrea Veloso

Safety and Moderation

Safety and Moderation

Altair: Looking towards November (with a side of Wefunder) External

Bryan Veloso <bryan@altair.tv> Tue, Jun 8, 10:49 PM

to Team, bcc: scootershot, bcc: duanegentz92, bcc: Kyle, bcc: solaresa92, bcc: katompkins, bcc: Lukas, bcc: tq.samy, bcc: theprosperousguard, bcc: tealtoxic, bcc: codexcarbon, bc

To Our Visionaries,

It's hard to believe that in a few weeks time, it will be one year since the idea of Altair came into being. Before I get to business, I want to thank each of you from the bottom of my heart for supporting both this project and this team. From the moment Altair entered my brain, it hasn't given me a day off. This is something that we all believe **needs** to happen. Thank you for your patience with us as we've ramped up the team, brought a few of them on full-time, and formed a solid foundation to work from.

We're aiming for a November release of what we're calling "Season 0," or, as I've affectionately named it: *"Season of the Visionary"* (thanks Bungie). Our aim for this season is to have you and your communities play around and get acquainted with the service. This'll be as bare-bones as Altair gets, as our focus will be on infrastructure and stability.

Up until now, Altair has been self-funded - I myself have committed $250k in an effort to bootstrap the business. It's been my mission from the beginning to avoid traditional methods of venture capitalism to safeguard what we want Altair to be. To that point, Zach Holman, an old co-worker of mine from my GitHub days, firmly believed in what we're building and invested $25k. This has given me peace of mind, in that I haven't needed to ask anybody on the team to sacrifice their own daily well-being for the sake of the company.

There are valid reasons why so many startups opt to go the venture capital route—most of them focused around speed:get millions of dollars, hire fast, build fast, release fast. But we know all too well what is sacrificed in exchange. Zach told me his own startup stories where his projects fizzled at the 1-1/2 year mark without seeing a public release. I don't want Altair to take years to make, so I've been exploring other methods of investment.

Our CTO, Cody, pointed me to Wefunder. Wefunder is a crowd-investing platform that allows individuals to invest in companies they believe in. This is an investment, not crowdfunding, and we will be providing a return on this investment (more on that will follow in the coming weeks because paperwork). As our Visionaries, we're giving you a first look at the campaign, as well as the first opportunity to invest.

https://wefunder.com/altair

(Feel free to share this amongst friends and family, just not publicly until you see our Twitter account post about it.)

Our goal with this campaign is to raise $100k. This'll give us some runway while we work on Seasons 1 and 2, allow us to bring on Jackie full-time on product, as well as allow us to hire some much needed help for Cody on the backend. Anything above that will also be put toward hires for engineering and support, and extra runway for seasons 3 and beyond.

As a note, we're keeping this separate from our Visionary program. All of you believed in us before anybody else did, and told us as much with your wallets. With the launch of the Wefunder, we will be ending the Visionary program.Username reservation, the visionary badge, et al., will be locked in for all of you **first**.

If you've made it this far, thanks for bearing with my long-windedness. We're entering a new stage with the Wefunder, and an exciting one at that. Our morale is high, and our velocity is starting to pick up. And on a personal level, I can't thank you enough for your moral support over the past 11 months.

Cheers,
Bryan Veloso
CEO, Altair

Bryan Veloso

Email

bryan@altair.tv

Year Joined

2020

Main Employer

Altar Interactive, Inc

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CEO

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http://linkedin.com/in/bryanveloso/

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Altair Interactive, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short year ended December 31, 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Altair Interactive, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the short year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 16, 2021
Vincenzo Mongio

Altair Interactive
Balance Sheet
As of December 31, 2020

ASSETS

Current Assets	
Cash and cash equivalents	$ 28,703
Total Assets	$ 28,703

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 124
Total Current Liabilities	124
Long-Term Liabilities	
Notes payable	50,300
Accrued Interest	464
Total Long-Term Liabilities	50,764
Total Liabilities	50,888
Shareholders' Equity	
Accumulated Deficit	(22,185)
Total Liabilities and Shareholders' Equity	$ 28,703

The accompanying notes are an integral part of these financial statements.

Altair Interactive

Statement of Income

For the Year Ended December 31, 2020

Revenues	$ -
Operating Expenses	
Advertising and marketing	315
Bank fees	704
Contractors and consultants	15,421
Legal and professional fees	10,000
Office supplies	1,061
Total Operating Expenses	27,501
Other Income / (Expense)	
Donation income	5,780
Interest Expense	(464)
Total Other Income / (Expense)	5,316
Net Income / (Loss)	$ (22,185)

The accompanying notes are an integral part of these financial statements.

Altair Interactive
Statement of Cash Flows
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income / (loss)	$ (22,185)
Adjustments to reconcile net income to net cash	
provided by operating activities	
Increase / (decrease) in liabilities	
Accounts payable	124
Accrued expenses	464
Cash Used for Operating Activities	(21,597)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of long-term liabilities	50,300
Cash Provided By Financing Activities	50,300
NET INCREASE / (DECREASE) IN CASH	28,703
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 28,703

The accompanying notes are an integral part of these financial statements.

Altair Interactive
Statement of Equity
For the Year Ended December 31, 2020

	Common Stock			**Preferred Stock**				
	Shares	**Amount**	**Stock Subscription Receivable**	**Shares**	**Amount**	**Additional Paid-In Capital**	**Retained Earnings**	**Total**
BEGINNING BALANCE, June 30, 2020 (Inception)	10,000,000	100	(100)	-	-	-	-	-
Net income	-	-	-	-	-	-	(22,185)	(22,185)
ENDING BALANCE, December 31, 2020	10,000,000	100	(100)	-	-	-	(22,185)	(22,185)

The accompanying notes are an integral part of these financial statements.

Altair Interactive, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Altair Interactive, Inc. (the "Company"), was incorporated in Delaware in 2020. The Company plans to earn revenue through the development of a streaming platform and social video community for video game culture and the creative arts. The Company's vision is to provide streaming designed with you in mind; without anxiety, without worry, and without guilt. In fulfilling this vision, a primary focus of this Company is to support the mental health, safety, and livelihoods of you and your community. The Company is located and headquartered in Los Angeles, California.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The services provided by the Company for the subscription-based arrangements are considered stand- ready performance obligations where customers benefit from the services evenly throughout the service period. Revenue is primarily recognized on a ratable basis over the contractual subscription period of the arrangement beginning when or as control of the promised services is transferred to the customer as this reflects the pattern of transfer for these services, which is generally from one to 12 months.

The Company will further analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. See Note 5.

During the year ended December 31st, 2020, the Company had outstanding accounts payable in the amount of $60,000 for services performed by an owner's company. The balance is non-interest bearing and due on demand.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements with the Company's owner for the purposes of funding operations. The notes accrue interest at 4% per year and mature in 2022. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	50,300
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 10,000,000 shares were issued to a founder in exchange for $100 stock subscription receivable.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 16, 2021, the date these financial statements were available to be issued. In 2021, the Company issued an additional $160k in convertible notes to the founder with the same terms mentioned in Note 5.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

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